UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NOCOPI TECHNOLOGIES, INC.

(Name of Issuer) Common Stock, $.01 par value per share

(Title of Class of Securities)

655212207
(CUSIP Number)

Daniel B. Smoak

Smoak Capital Management, LLC

141 Traction St

Greenville, SC 29611 (864) 360-0384
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	655212207	Page 2 of 8
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Smoak Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO: Funds of Investment Partnership
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,521,660
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
3,521,660
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,521,660
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.22%
14	TYPE OF REPORTING PERSON
IA

*Percentage calculated based on 67,353,690 shares of common stock, par value $.01 per share, outstanding as of May 12, 2021, as reported in the 10-Q of Nocopi Technologies, Inc., filed with the Securities and Exchange Commission on May 14, 2021.

SCHEDULE 13D

CUSIP No.	655212207	Page 3 of 8
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Smoak Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO: Funds of Investment Partnership
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,599,565
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,599,565
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,599,565
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.37%
14	TYPE OF REPORTING PERSON
PN

*Percentage calculated based on 67,353,690 shares of common stock, par value $.01 per share, outstanding as of May 12, 2021, as reported in the 10-Q of Nocopi Technologies, Inc., filed with the Securities and Exchange Commission on May 14, 2021.

SCHEDULE 13D

CUSIP No.	655212207	Page 4 of 8
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Daniel B. Smoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,922,095
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,922,095
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,922,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.85%
14	TYPE OF REPORTING PERSON
IN

*Percentage calculated based on 67,353,690 shares of common stock, par value $.01 per share, outstanding as of May 12, 2021, as reported in the 10-Q of Nocopi Technologies, Inc., filed with the Securities and Exchange Commission on May 14, 2021.

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of the Common Stock, par value $.01 per share (the “Common Stock”), of Nocopi Technologies, Inc. (the “Issuer” or “Nocopi”). The address of the issuer is 480 Shoemaker Road, Suite 104, King of Prussia, Pennsylvania 19406.

Item 2.	Identity and Background.

(a)	This Statement is filed by Daniel Smoak on behalf of Smoak Capital Management LLC (“SCM”), a private fund manager, and Smoak Capital, LP (“SCLP”). SCM is the managing member of SCLP, a private investment partnership. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” By virtue of his position with SCM, Mr. Smoak has the sole power to vote and dispose of the Issuer’s Shares owned by SCLP.

(b)	The Reporting Person’s business address is 141 Traction St, Greenville, SC 29611.

(b)	The principal business of SCLP is acquiring, holding, and disposing of investments in various companies. The principal business of SCM is serving as the investment manager of SCLP. The principal occupation of Mr. Smoak is serving as the sole manager of SCM.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Person has not been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Smoak is a citizen of the United States. SCM is a South Carolina limited liability company. SCLP is a Delaware limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Stock of the Issuer was acquired in open market purchases individually by Mr. Smoak, or through separately managed accounts (“SMA”) previously managed by SCM, which have been contributed in-kind to SCLP. The amount of funds expended, excluding commissions, to acquire the shares held by SCLP is $172,120 and for Mr. Smoak, including his spouse’s taxable brokerage account and IRA, is $245,959.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock for investment purposes, and such purchases have been made in the ordinary course of business of the Reporting Persons.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the shares of Common Stock; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or Board of Directors of the Issuer (the “Board”), other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Common Stock; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance or capitalization; (4) pursuing a transaction that would result in the Reporting Persons’ acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer.

The following list sets forth the aggregate number and percentage (based on 67,353,690 shares of Common Stock outstanding as of May 12, 2021, as reported in the 10-Q of Nocopi Technologies, Inc., filed with the Securities and Exchange Commission on May 14, 2021) of outstanding shares of Common Stock owned beneficially by the Reporting Persons.

Name	No. of Shares	Percent of Class

Smoak Capital LP (1)	1,599,565	2.37%

Daniel Smoak (2)	1,922,095	2.85%

Total	3,521,660	5.22%

(1) These shares are owned by SCLP, an investment partnership, for which SCM is Managing Member, and acts as the discretionary portfolio manager.

(2) These shares are owned by Mr. Smoak in his individual capacity.

The following table sets forth all transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons.

Reporting Person	Transaction Date	Shares	Buy/Sell	Price Per Share

Smoak Capital Management, LLC	5/20/21	10,000	Sell	0.180

Smoak Capital Management, LLC	5/25/21	9,800	Sell	0.192

Smoak Capital Management, LLC	6/8/21	10,000	Sell	0.190

Smoak Capital Management, LLC	6/8/21	100,000	Sell	0.194

Smoak Capital Management, LLC	6/8/21	8,000	Sell	0.197

Smoak Capital Management, LLC	6/8/21	5,000	Sell	0.187

Smoak Capital Management, LLC	6/8/21	51,282	Sell	0.195

Smoak Capital Management, LLC	6/8/21	40,718	Sell	0.190

Smoak Capital Management, LLC	6/8/21	9,282	Sell	0.190

Smoak Capital Management, LLC	6/8/21	40,718	Sell	0.188

Smoak Capital Management, LLC	6/8/21	10,000	Sell	0.188

Smoak Capital Management, LLC	6/10/21	2,500	Sell	0.190

Smoak Capital Management, LLC	6/10/21	3,000	Sell	0.190

Smoak Capital Management, LLC	6/10/21	8,000	Sell	0.190

Total		308,300

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings, or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Not applicable or complete this section.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: 7/09/2021	COMPANY NAME

	By:	/s/ Daniel B. Smoak
	Name	Daniel B. Smoak
	Title	Managing Member